SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 4, 2002



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927	43-1857213
(Commission File Number)	*(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 5. OTHER ITEMS

On December 4, 2002, Charter Communications, Inc. (the Company) announced that its President and CEO, Carl Vogel has selected Margaret A. "Maggie" Bellville as the Company's Executive Vice President of Operations. A copy of the press release is being filed as Exhibit 99.1 with this report.

ITEM 7. EXHIBITS.

Exhibit Number	Description
99.1	99.1 Press release dated December 4, 2002. *

* filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.,
Registrant

Dated: December 5, 2002

By: /s/ Kent D. Kalkwarf
Name: Kent D. Kalkwarf
Title: Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit
<u>Number</u>   <u>Description</u>

99.1   99.1 Press release dated December 4, 2002.

Exhibit 99.1



NEWS

FOR RELEASE: December 4, 2002

Charter Communications Names Margaret 'Maggie' Bellville as New Executive Vice President of Operations

ST. LOUIS -- The appointment of Margaret A. "Maggie" Bellville to Executive Vice President of Operations for Charter Communications Inc. (Nasdaq:CHTR) was announced today by Carl Vogel, President and CEO. In her new role at Charter, Ms. Bellville will have responsibility for all company field operations, as well as marketing, programming and customer care.

In making the announcement, Mr. Vogel said, "We're very fortunate to have recruited this proven leader in telecommunications back to the operating side of the cable television business. With more than 20 years of broad-based experience in operations, business development, marketing and sales, Maggie will actively participate with me and others on our senior management team in taking Charter to the next level of success by driving revenue and cash flow, maximizing efficiencies, improving customer care, and targeting our messages to customers and non-customers alike."

Ms. Bellville was previously President and CEO of Incanta, Inc., a start-up technology-based streaming content company based in Atlanta. She was recruited in 1995 by Cox Communications, Inc., the nation's fourth-largest cable television company, as Vice President of Operations, and advanced over six years to Executive Vice President of Operations with responsibility for that company's three operating divisions, marketing, advertising sales, customer care, research & analysis, business services, and business operations. Ms. Bellville began her career in cable television in 1993 with the former Century Communications as Senior Vice President of that company's largest operating division in Los Angeles. From 1986 to 1993, Ms. Bellville served in a variety of management positions with the former GTE Wireless/Contel Cellular, Inc.

A graduate of the State University of New York at Binghamton with a B.A. in Social Science, Ms. Bellville also is a graduate of the Harvard Business School, Advanced Management Program.

Ms. Bellville has received numerous professional honors and distinctions, including being named among the Top 10 Women in Business in Atlanta; "Woman of the Year" by the California Chapter of Women In Cable; "Woman to Watch" by the Atlanta Chapter of Women in Cable; and "Woman of the Year," a national award by Women in Cable. She has served on the Executive Committee and Board of Directors of the California Cable Television Association, the Board of Directors of Cable Positive, and the Board of Directors of the Women In Cable and Telecommunications Foundation. Ms. Bellville also served as an advisor to the National Cable and Telecommunications Association Task Force on Diversity.

About Charter Communications

Charter Communications Inc., A Wired World Company™, is the nation's third-largest broadband communications company, currently serving more than 6.7 million customers in 40 states. Charter provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform marketed under Charter Digital Cable® and high-speed Internet access marketed under the

Charter Pipeline® brand. Commercial high-speed data, video and Internet solutions are provided under the Charter Business Networks™ brand. Advertising sales and production services are sold under the Charter Media™ brand. More information about Charter can be found at www.charter.com <http://www.charter.com>.

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